Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Nant Health, LLC on its Form S-1 and related Prospectus (File No. 333-211196) dated May 19, 2016 of our report dated April 4, 2016, except for the subsequent events noted in Note 14, as to which the date is May 11, 2016, with respect to the consolidated and combined financial statements of NantOmics, LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the years ended December 31, 2015, 2014 and 2013, and related notes to the financial statements.

/s/ Mayer Hoffman McCann, P.C.

Los Angeles, California

May 19, 2016

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